Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applera Corporation

Commission File No.: 001-04389

Deal Consideration

The information below is being provided to illustrate the application of Section 2.1(a)(iv) of the Merger Agreement (the “Merger Agreement”), dated as of June 11, 2008, among Invitrogen Corporation (“Invitrogen,” “IVGN”) (NASDAQ: IVGN), a Delaware corporation, Atom Acquisition, LLC4, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent, and Applera Corporation (“Applera”), a Delaware corporation, with respect to its Applied Biosystems Group (NYSE: ABI). The information provided below is for illustrative purposes only and is not intended to be predictive or indicative of the future price of Invitrogen common stock or the potential payment, if any, of additional cash consideration to any stockholder of Applera who elects to receive all or a portion of the merger consideration in the form of Invitrogen common stock. For a description of the merger consideration payable to Applera stockholders, please refer to Section 2.1 of the Merger Agreement, filed as Exhibit 2.1 to Invitrogen’s current report on Form 8-K/A (File No. 000-25317), filed with the Securities and Exchange Commission on June 23, 2008.

IVGN Price	$37.00	$38.00	$39.00	$40.00	$41.00	$42.00	$43.00	$43.69	$44.00	$44.50	$45.00	$45.50	$46.00	$47.00	$48.00
Cash	$18.15	$18.15	$18.15	$18.15	$18.15	$18.15	$18.15	$18.15	$18.01	$17.78	$17.56	$17.33	$17.10	$17.10	$17.10
Stock Value Based on Fixed Exchange Ratio of 0.4543x	$16.81	$17.27	$17.72	$18.17	$18.63	$19.08	$19.54	$19.85	$19.99	$20.22	$20.44	$20.67	$20.90	$21.35	$21.81
Total Value to ABI Shareholders	$34.96	$35.41	$35.87	$36.32	$36.78	$37.23	$37.69	$38.00	$38.00	$38.00	$38.00	$38.00	$38.00	$38.45	$38.91

Notes:

1	Each share of ABI common stock will be converted into the right to receive $17.10 in cash and 0.4543 of a share of Invitrogen’s common stock (which would result in consideration with a total value of $38 per share in the event that the Invitrogen common stock were trading at $46 per share), unless an Applera stockholder elects to receive either all cash or only Invitrogen shares, subject to proration

2	An ABI stockholder electing to receive all or part of the merger consideration in Invitrogen shares will be entitled to receive an additional cash payment if the arithmetic average of the volume weighted average price of Invitrogen’s common stock on each trading day during the 20 consecutive trading days immediately preceding the third business day prior to the effective time of the merger (the “20-day VWAP”) is less than $46.00 per share. The amount in cash will be equal to the product of (x) the portion of a share of Invitrogen common stock which such holder has the right to receive (.4543, in the case of each share receiving the basic mixed consideration described above, and greater for any ABI stockholder electing to receive only Invitrogen shares) multiplied by (y) the lesser of (A) $46.00 minus the 20-day VWAP and (B) $2.31

3	If the 20-day VWAP of Invitrogen common stock is less than $43.69 per share, there will not be any cash paid in addition to the amount calculated as described above. There also will not be any adjustment in the merger consideration if the VWAP for Invitrogen common stock exceeds $46.00 per share. ABI stockholders who receive cash only, or $38 per share, also will not receive any additional amounts

4	Atom Acquisition, LLC, a Delaware limited liability company is a wholly-owned subsidiary of Invitrogen Corporation formed to merge with Applera Corporation at closing.

Deal Consideration

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is being provided pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen Corporation and Applera Corporation expect to file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applera’s Applied Biosystems Group and the proposed transaction. The final joint proxy statement/prospectus will be mailed to shareholders of Invitrogen and Applera’s Applied Biosytems Group. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations 5791 Van Allen Way, Carlsbad, CA 92008, or from Applied Biosystems by directing such requests to: Applied Biosystems, Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available.

Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’s website: at http://www.appliedbiosystems.com.

3